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Milan

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Claire Erlanger, Staff Accountant
Melissa Raminpour, Accounting Branch Chief

Re:	Vedanta Limited
Form 20-F for the Fiscal Year Ended March 31, 2019 Filed July 15, 2019 Response letter dated February 26, 2020 File No. 001-33175

Ladies and Gentlemen:

We are counsel to Vedanta Limited, a corporation incorporated under the laws of the Republic of India (the “Company”). The Company received a comment letter dated March 16, 2020 (the “Comment Letter”) regarding the Staff’s review of the Company’s Form 20-F for the fiscal year ended March 31, 2019. The Comment Letter indicated that the Company should respond to the comments within ten business days or advise you when the Company will provide you with a response. On March 26, 2020, the Staff had agreed to give an extension to the Company to respond to the Comment Letter by April 30, 2020.

The Company is in the process of undertaking the appropriate work to formulate thorough responses to the Staff’s comments and having discussions with its auditors. As discussed with the Staff on April 29, 2020, this letter confirms that the Staff has agreed to give a further extension to the Company to respond to the Comment Letter by May 15, 2020.

Please contact the undersigned at +65.6437.5467 if you have any questions or require any further information.

Respectfully submitted,

/s/ Rajiv Gupta

Rajiv Gupta of LATHAM & WATKINS LLP

Enclosure

cc:	GR Arun Kumar
Chief Financial Officer
Vedanta Limited